Exhibit 99.53

California Department of Food and Agriculture 1220 N Street Sacramento, CA 95814 PROVISIONAL CANNABIS CULTIVATION LICENSE Legal Business Name: Valid: Mission Health Associates, Inc. 03/26/2021 to 03/25/2022 Main Premises APN: License Number: Santa Barbara County - 001-060-042 CCL18-0003034 Main Premises Address: License Type: Medicinal-Processor 5601 Casitas Pass Road Carpinteria, CA 93013 --- PROVISIONAL LICENSE PURSUANT TO BPC 26050.2 --- Additional Premises APN(s): Additional Premises Address(es): ---- POST IN PUBLIC VIEW ---- ---- NON-TRANSFERABLE ---- Page 1 of 1